PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED MAY 27, 1997)
                              826,873 SHARES
                                  [LOGO]



                       DUKE REALTY INVESTMENTS, INC.
                               COMMON STOCK
                            ------------------

     Duke Realty Investments, Inc. (the "Company") is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. As of December 31, 1997, the Company owned a diversified portfolio of 355 in-service industrial, office and retail properties, encompassing approximately 40.7 million square feet located in eight states, and 25 buildings and three building expansions encompassing approximately 5.2 million square feet under development. The Company also owned approximately 1,700 acres of land for future development. The Company expects to continue to pay regular quarterly dividends to its shareholders.

  All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the Common Stock on April 21, 1998 was $24.1875 per share.
                            ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
                        PASSED UPON THE ACCURACY OR
   ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
    RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------

  A.G. Edwards & Sons, Inc. (the "Underwriter") has agreed to purchase the Common Stock from the Company at a price of $22.9825 per share, resulting in aggregate proceeds to the Company of $19,003,608.72 before payment of expenses by the Company estimated at $25,000, subject to the terms and conditions of a terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"). The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly-formed unit investment trust (the "Trust") at an aggregate purchase price of $19,203,629.30, resulting in an aggregate underwriting discount of $200,020.58. See "Underwriting." Such sponsor intends to deposit the shares of Common Stock into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Stock as of the evaluation time for units of the Trust on April 21, 1998 was $24.1875 per share of Common Stock.
                           ---------------------

  The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made at the offices of A.G. Edwards & Sons, Inc., St. Louis, Missouri, on or about April 24, 1998.
                           ---------------------

                         A.G. EDWARDS & SONS, INC.
                           --------------------

               The date of this Prospectus Supplement is April 21, 1998.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS. FOR A DESCRIPTION OF THESE
ACTIVITIES, SEE "UNDERWRITING."

  THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF DECEMBER 31, 1997. SHARE AND PER SHARE AMOUNTS IN THIS PROSPECTUS SUPPLEMENT REFLECT THE COMPANY'S TWO-FOR-ONE STOCK SPLIT WHICH OCCURRED ON AUGUST 25, 1997. SEE "RECENT DEVELOPMENTS." ALL REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

  WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.


                                THE COMPANY

  The Company is a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At December 31, 1997, the Company owned a diversified portfolio of 355 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 40.7 million square feet located in eight states, and 25 buildings and three building expansions encompassing approximately 5.2 million square feet under development. The Company also owned approximately 1,700 acres of unencumbered land (the "Land") for future development, of which approximately 70% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

  The Company has developed approximately 54 million square feet of commercial property since its founding including an average of approximately 4.8 million square feet per year during the last five years. In addition, the Company acquired approximately 14.1 million square feet during the three years ended December 31, 1997. During 1997, the Company placed in service 5.3 million square feet of new development and acquired
8.4 million square feet of property.

  The Company manages approximately 54 million square feet of property, including over 8.3 million square feet owned by third parties. The Company manages approximately 37% and 27% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to more than 2,300 tenants in the Properties, the Company provides such services to nearly 1,000 tenants in 92 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in the first six months of 1997 for approximately 72% and 39% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

  All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through Duke Realty Limited Partnership (the "Operating Partnership"). Partnership interests ("Units") in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for Common Stock of the Company on a one-for-one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of December 31, 1997 of approximately 87% of the Units. In addition, the senior management team of the Company owns approximately 10.75% of the Company through Common Stock and Unit ownership.

  The following tables provide an overview of the Properties.

                           SUMMARY OF PROPERTIES
                    (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                   PERCENT
                                                   OF TOTAL       OCCUPANCY
                          PERCENT    ANNUA  L      NET EFFECTIVE  AT
                  SQUARE  OF TOTAL   NET EFFECTIVE ANNUAL         DECEMBER 31,
TYPE OF PROPERTY  FEET    SQ. FT.    RENT (1)      RENT           1997
----------------  ------  ---------  ------------- -------------  ------------
Industrial        27,880      69%     $101,074          41%        93.3%
Office            10,747      26%      128,879          52%        95.8%
Retail             2,041       5%       18,028           7%        95.8%
                  ------     ----      -------         ----
Total             40,668     100%     $247,981         100%        94.1%
                  ======     ====      =======         ====

------------
(1) Represents annual net effective rent due from tenants in occupancy as of December 31, 1997. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.





        SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                   (IN THOUSANDS, EXCEPT PERCENTAGES)

                               SQUARE FEET                          PERCENT OF
             ------------------------------------------------------ ANNUAL NET
PRIMARY                                         % OF  NET EFFECTIVE EFFECTIVE
MARKET       INDUSTRIAL  OFFICE  RETAIL  TOTAL  TOTAL RENT (1)      RENT
------------ ----------  ------  ------  -----  ----- ------------- -----------
Indianapolis  13,875       1,519    194  15,588    38%    $ 65,776       27%
Cincinnati     4,649       3,403  1,130   9,182    22%      62,581       25%
St. Louis      1,266       1,902      -   3,168     8%      31,017       13%
Columbus       2,275       1,549    219   4,043    10%      28,104       11%
Cleveland      1,464       1,311      -   2,775     7%      20,507        8%
Chicago            -         995      -     995     2%      15,606        6%
Minneapolis    3,156          68      -   3,224     8%      12,960        5%
Nashville        633           -      -     633     2%       4,651        2%
Other (2)        562           -    498   1,060     3%       6,779        3%
              ------      ------  -----  ------   ----     -------      ----
  Total       27,880      10,747  2,041  40,668   100%    $247,981      100%
              ======      ======  =====  ======   ====     =======      ====

  --------
  (1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1997, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

  (2) Represents properties not located in the Company's primary markets. These properties are located in other similar Midwestern markets.

                            RECENT DEVELOPMENTS

OPERATING PERFORMANCE, DIVIDEND AND STOCK SPLIT

  For the year ended December 31, 1997, the Company reported the following information as compared to 1996.

                                               YEAR ENDED DECEMBER 31,
                                               -----------------------
                                                 1997           1996
                                               --------       --------
                                                   (IN THOUSANDS)
Net income available for common shareholders   $  65,999      $  50,872
Revenues                                         252,080        182,089
Funds From Operations                            107,256         76,079
Cash flow provided by (used by):
 Operating activities                            159,195         95,135
 Investing activities                           (597,324)      (276,748)
 Financing activities                            443,148        181,220

  On January 29, 1998, the Company's Board of Directors declared a regular quarterly common dividend of $.30 per share, payable on February 27, 1998 to common shareholders of record on February 13, 1998. The Company effected a two-for-one split of its common stock (the "Stock Split") which was paid on August 25, 1997 to common shareholders of record on August 18, 1997. Share and per share amounts in this Prospectus Supplement have been restated to reflect the effect of the Stock Split.

FINANCING

  In February 1998 and March 1998, the Company issued 661,157 and 839,895 shares of its Common Stock, respectively, to unit trusts, raising combined net proceeds of approximately $33.3 million.

  The Company issued $100 million of unsecured Puttable Reset Securities ("PURS") in March 1998. The PURS bear interest at a coupon rate of 7.05% and mature on March 1, 2016. On March 1, 2006, the interest rate may be reset as a fixed rate determined on the basis of certain bids to be requested from reference dealers, and the PURS are subject to a call option held by one of the underwriters involved in the sale of the PURS and, if the call is not exercised, to the right of the holders to put the PURS to the Company, in each case on the terms and conditions described therein. The effective interest rate of the PURS is 6.72%, which includes the effect of the settlement of a forward Treasury lock agreement which the Company entered into in December 1997.

DEVELOPMENT AND ACQUISITIONS

  During the first quarter of 1998, the Company completed development of and placed in service 10 properties comprising 2.0 million square feet at a total cost of $78.1 million. The Company had 23 properties and four property expansions under development at March 31, 1998 comprising 4.3 million square feet which is expected to have a total cost of $330.9 million upon completion. Also during the first quarter of 1998, the Company acquired 15 properties with 1.1 million square feet at a total cost of $40.9 million.

  These property additions (the "New Properties"), totaling 7.4 million square feet, consist of 65% industrial, 32% office and 3% retail projects. The total cost of the New Properties is expected to be $449.9 million. At March 31, 1998, the New Properties which have been placed in service are 83% leased, and the New Properties under construction are 59% pre-leased for a combined total of 69% leased. The New Properties are expected to provide a weighted average unleveraged stabilized return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 11.0% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $49.5 million with anticipated additional leasing.

  The Company's expectations of total cost and weighted average unleveraged stabilized return on cost constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Company's expectations.

  The following table sets forth information regarding each of the New Properties as of March 31, 1998.

IN-SERVICE OR                                           %             % LEASED
ANTICIPATED                                   PROPERTY  OWNER- SQUARE OR PRE-
IN-SERVICE DATE  PROJECT/TENANT  LOCATION     TYPE      SHIP   FEET   LEASED (1)
---------------  --------------  ------------ --------  -----  ------ ----------
DEVELOPMENT COMPLETED IN FIRST QUARTER 1998:
1st Qtr. 1998   Prentice Hall    Indianapolis, IN Indust. 100%   577,340   100%
1st Qtr. 1998   World Park
                 Bldg. 29        Cincinnati, OH   Indust. 100%   452,000   100%
1st Qtr. 1998   Software
                 Artistry, Inc.  Indianapolis, IN Office  100%   108,273    75%
1st Qtr. 1998   Dukeport 3       St. Louis, MO    Indust. 100%   214,400    58%
1st Qtr. 1998   World Park
                 Bldg. 28        Cincinnati, OH   Indust. 100%   220,160   100%
1st Qtr. 1998   Rings Road
                 Off. Bldg.      Columbus, OH     Office  100%   145,000    85%
1st Qtr. 1998   Park Fletcher
                 Bldg.35         Indianapolis, IN Indust.  50%    96,000   100%
1st Qtr. 1998   Woodland Corp.
                 Ctr. One        Indianapolis, IN Office  100%    77,186   100%
1st Qtr. 1998   Fountain Pkwy.
                 Bldg. I         Cleveland, OH    Indust. 100%   108,704   100%
1st Qtr. 1998   Park Fletcher
                 Bldg. 36        Indianapolis, IN Indust.  50%    52,800     9%
                                                               ---------
                                                               2,051,863    91%

Under Development:
2nd Qtr. 1998   Dukeport 4       St. Louis, MO    Indust. 100%   153,600     0%
2nd Qtr. 1998   Sterling 4       Columbus, OH     Office  100%    94,219   100%
2nd Qtr. 1998   MCI              St. Louis, MO    Office  100%    97,356   100%
2nd Qtr. 1998   General Cable    Lebanon, IN      Indust. 100%   395,472    50%
2nd Qtr. 1998   Westport Ctr. I  St. Louis, MO    Indust. 100%   177,600     0%
2nd Qtr. 1998   Park 100
                 Bldg. 134       Indianapolis, IN Indust. 100%   110,400    49%
2nd Qtr. 1998   Strongville Pk
                 82, Bldg.1      Cleveland, OH    Indust. 100%    67,540     0%
2nd Qtr. 1998   Thomson Exp.     Indianapolis, IN Indust.  50%   740,155   100%
2nd Qtr. 1998   Sun TV Exp.      Columbus, OH     Indust. 100%   231,936   100%
2nd Qtr. 1998   Franklin Road
                 Exp.            Indianapolis, IN Indust. 100%   150,000    72%
3rd Qtr. 1998   Creekside Crsg.
                 One             Nashville, TN    Office  100%   116,390    18%
3rd Qtr. 1998   Governors Pte.
                 4680 Bldg.      Cincinnati, OH   Office  100%   126,102     0%
3rd Qtr, 1998   WestPort Ctr. II St. Louis, MO    Indust. 100%    51,480    73%
3rd Qtr. 1998   Western Hills
                 Mktpl.          Cincinnati, OH   Retail  100%   148,140    82%
4th Qtr. 1998   Four Parkwood    Indianapolis, IN Office  100%   132,836     0%
4th Qtr. 1998   Tri-County Mktpl.Cincinnati, OH   Retail  100%    74,174   100%
4th Qtr. 1998   Executive Plaza
                 III             Cincinnati, OH   Office  100%    90,073     0%
4th Qtr. 1998   Landerbrook
                 Phase II        Cleveland, OH    Office  100%   103,300     0%
4th Qtr. 1998   Pfeiffer Woods   Cincinnati, OH   Office   50%   112,000    40%
4th Qtr. 1998   Emerald II       Columbus, OH     Office  100%    45,214     0%
4th Qtr. 1998   520 Maryville
                 Ctr.            St. Louis, MO    Office  100%   113,659     0%
4th Qtr. 1998   Park Ctr.
                 Bldg. I         Cleveland, OH    Office  100%   133,550     0%
4th Qtr. 1998   Gov. Pointe
                 Retail N.       Cincinnati, OH   Retail  100%     6,400    63%
1st Qtr. 1999   Express Med      Columbus, OH     Office   50%   103,606   100%
1st Qtr. 1999   One Easton Oval  Columbus, OH     Office  100%   127,080     0%
1st Qtr. 1999   Solutia Ctr.     St. Louis, MO    Office  100%   264,952   100%
1st Qtr. 1999   Novus Services   Columbus, OH     Office  100%   326,481   100%
                                                               ---------
                                                               4,293,715    59%

First Quarter Acquisitions:
1st Qtr. 1998   Happe Portfolio  Minneapolis, MN Indust/Office   269,658    93%
1st Qtr. 1998   Anderson
                 Portfolio       Chicago, IL     Indust.         513,074    96%
1st Qtr. 1998   Crossroads Bldg. Chicago, IL     Indust.         289,920     0%
                                                               ---------
                                                               1,072,652    69%

                                                 TOTAL         7,418,230    69%
                                                               =========

-----------------
(1)Represents completed leasing activity through March 31, 1998.

                              USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting the estimated offering expenses, are expected to be approximately $19.0 million. The Company presently intends to use the net proceeds to fund development and acquisition of additional rental properties. See "Recent Developments."

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

  The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the Common Stock for the periods indicated and the dividend paid per share during each such period. All share price and dividend information has been adjusted to reflect the effect of the Stock Split.

                                                 Closing Prices
                                        PER SHARE    DIVIDENDS
QUARTERLY PERIOD                     HIGH      LOW   PER SHARE
---------------------                -----    -----  ----------
1996
 First Quarter                       $16.25 $14.56    $0.245
 Second Quarter                       15.25  14.19     0.245
 Third Quarter                        16.63  14.50     0.255
 Fourth Quarter                       19.25  16.38     0.255
1997
 First Quarter                        21.44  19.00     0.255
 Second Quarter                       20.88  17.13     0.255
 Third Quarter                        23.63  19.81     0.295
 Fourth Quarter                       25.00  21.38     0.300
1998
 First Quarter                        24.63  22.63     0.300
 Second Quarter
  (through April 21, 1998)            24.94  24.19


  The last reported sale price of the Common Stock on the New York Stock Exchange on April 21, 1998 was $24.1875 per share. As of April 21, 1998, there were 8,642 registered holders of Common Stock.

  Since its organization in 1986, the Company has paid regular and uninterrupted dividends. The Company intends to continue to declare quarterly dividends on its Common Stock. However, no assurances can be given as to the amounts of future dividends as such dividends are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. The Company has determined that none of the per share distribution for 1997 represented return of capital to the shareholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

                 CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  For a discussion of material federal income tax consequences applicable to distributions to shareholders and the Company's election to be taxed as a REIT, see "Federal Income Tax Considerations" in the accompanying Prospectus.

  Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale or exchange of assets held for more than 18 months by individuals, trusts and estates to 20%. This reduced tax rate is effective for sales and exchanges occurring after July 28, 1997. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

  The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

  The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to the Company, is its taxable year commencing January 1, 1998. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing such impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least 150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by the REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

PROPOSED TAX LEGISLATION

  On February 2, 1998, President Clinton released his budget proposal for fiscal year 1999 (the "Proposal"). Two provisions contained in the Proposal could affect the Company if enacted in final form.

First, the Proposal would prohibit a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation's stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation, but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT's combined equity and debt interests in a C corporation may not exceed 5% of the value of a REIT's total assets). That provision is proposed to be effective with respect to stock in a C corporation acquired by a REIT on or after the date of "first committee action" (i.e., first action by the House Ways and Means Committee with respect to the provision). If enacted as presently written, that provision would severely limit the use by a REIT of taxable subsidiaries to conduct businesses the income from which would be nonqualifying income if received directly by the REIT.

  Second, the Proposal would require recognition of any built-in gain associated with the assets of a "large" C corporation (i.e., a C corporation whose stock has a fair market value of more than $5 million) upon its conversion to REIT status or merger into a REIT. That provision is proposed to be effective for conversions to REIT status effective for taxable years beginning after January 1, 1999 and mergers of C corporations into REITs that occur after December 31, 1998. This provision would require immediate recognition of gain if, at any time after December 31, 1998, a "large" C corporation merges into the Company.

                               UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement, the Company has agreed to sell to A.G. Edwards & Sons, Inc. (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, 839,895 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any shares are purchased.

  The Underwriter intends to sell the shares of Common Stock to Nike Securities, L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities, L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities, L.P. at an aggregate purchase price of $19,203,629.30. It is anticipated that the Underwriter will also participate in the distribution of units of the Trust and will receive compensation therefor.

  In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

  Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this Offering.

  If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company.

                               LEGAL MATTERS

  In addition to the legal opinions for the Company referred to under "Legal Opinions" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans. The legality of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Chapman and Cutler, Chicago, Illinois. Chapman and Cutler will rely on the opinion of Bose McKinney & Evans as to certain matters of Indiana law.

      NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS
PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
---------------




826,873 SHARES
                                  [LOGO]
COMMON STOCK

TABLE OF CONTENTS                                  PAGE
                                                   ----
PROSPECTUS SUPPLEMENT

The Company                                        S-3
Recent Developments                                S-5
Use of Proceeds                                    S-7
Price Range of Common Stock and Dividend History   S-7
Certain Federal Income Tax Considerations          S-8
Underwriting                                       S-10
Legal Matters                                      S-10
PROSPECTUS
Available Information                              2
Incorporation of Certain Documents by Reference    2
The Company and the Operating Partnership          3
Use of Proceeds                                    3
Ratios of Earnings to Fixed Charges                4
Description of Debt Securities                     4
Description of Preferred Stock                     15
Description of Depositary Shares                   21
Description of Common Stock                        24
Federal Income Tax Considerations                  26
Plan of Distribution                               33
Legal Opinions                                     34
Experts                                            34


                           --------------------

                           PROSPECTUS SUPPLEMENT
                            -------------------

                         A.G. EDWARDS & SONS, INC.

                              APRIL 21, 1998